SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

6 August 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

DEEP results in pre-eclampsia to be presented at leading conference

London, UK; Brentwood, TN, US; 6 August 2008 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces that data from the "DEEP" study has been selected as one of the key presentations at the 16th World Congress of The International Society for the Study of Hypertension in Pregnancy (ISSHP) in Washington DC, US 21-25 September 2008.

On 22 April Protherics announced that its placebo-controlled phase 2b Digibind® Efficacy Evaluation in Pre-eclampsia ("DEEP") study in severe pre-eclampsia met one of its two primary endpoints. An abstract of the study results prepared by Protherics and other stakeholders in the programme has been selected by ISSHP for presentation at the opening plenary session on 22 September 2008. In addition, two abstracts describing research data supporting the mechanism of action of Digoxin Immune Fabs (DIFs) in pre-eclampsia have also been accepted for presentation. Please see the ISSHP's website for more details: http://www.isshp2008-washington.org/

Dr Garrett K. Lam, lead clinical investigator on the DEEP study commented,  "The opportunity to present the results of the DEEP study at the ISSHP's World Congress reflects the considerable scientific and medical interest in this important study in pre-eclampsia, as this is the first time a drug has shown a clinical benefit towards improving an end organ function in pre-eclamptic patients. This study will advance efforts to identify the underlying cause(s) of this life-threatening condition."

Andrew Heath, CEO commented: "We are delighted that the DEEP study results will be one of the leading presentations at this prestigious meeting. Discussions with key stakeholders about how to progress this important programme continue, and we are encouraged by the interest shown in the programme to date. We expect to give a further update on next steps towards the end of the year."

Protherics also announces today that a patent has been granted in the US covering the use of DIFs, including Digibind® (GlaxoSmithKline) and DigiFab™, as a method for controlling pre-eclampsia and eclampsia.

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For further information please contact:

Protherics
London, UK: Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Brentwood, US: Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics - press enquiries
London, UK: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York, US: John Capodanno	+1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading international biopharmaceutical company focused on specialist products for critical care and cancer.

The Company has two critical care products, CroFab™ and DigiFab™, approved for sale in the US. The Company has the opportunity to sell these products in the US from October 2010 together with Voraxaze™, a supportive cancer care product, following anticipated approval in the US in 2010. Protherics is also developing a number of other products in the cancer arena that it can commercialise in-house.

In addition, Protherics has several potential blockbuster products that require development and commercialisation partners. These include CytoFab™ which has been partnered with AstraZeneca in a major licensing deal, and also Angiotensin Therapeutic Vaccine and Digoxin Immune Fabs for which licensing partners will be sought in 2008-2009.  These products have the potential to be high value products that can provide additional funding to help grow the Company.

Protherics reported revenues of £26.1 million for the year ended 31 March 2008 and a strong cash balance of £37.7 million. With headquarters in London, the Company has approximately 300 employees across its operations in the UK, US and Australia.

For further information visit www.protherics.com

About Digoxin Immune Fabs

Digibind®  and DigiFab™ are intravenously administered polyclonal antibody fragments (Fab) designed to bind and neutralise digoxin. These products are used in the treatment of patients with life-threatening or potentially life-threatening digoxin toxicity or overdose.

Digoxin is the most commonly used cardiac glycoside in the treatment of congestive heart failure, and is also used to slow heart rate in some cardiac disturbances. Digoxin toxicity can cause potentially life-threatening heart rhythm disturbances, ranging from very slow to rapid ventricular rhythms.

About Pre-eclampsia

Pre-eclampsia is a life-threatening disorder occurring in 10% of pregnancies worldwide per year. It is characterised by high blood pressure and can lead to renal failure and seizures. It typically results in the early delivery of the baby, with potential developmental abnormalities and the possible death of the mother and/or baby. By conservative estimates, pre-eclampsia and other hypertensive disorders of pregnancy are responsible for 76,000 deaths each year in the US. Pre-eclampsia is also a major cause of admission of babies into Neonatal Intensive Care Units (NICU). Currently there are no approved therapies available to treat pre-eclampsia and few products in development. The cause of pre-eclampsia has not been conclusively identified but several vasoactive substances called endogenous digoxin-like factors (EDLFs) have been identified in the blood and placenta of women with pre-eclampsia. These EDLFs rapidly disappear following delivery of the baby, coincident with the disappearance of the symptoms of pre-eclampsia. Both Digibind® and DigiFab™ (Protherics), which have been found to bind to EDLFs in vitro, may have potential application in the treatment of pre-eclampsia.

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to products under development and the progress and completion of clinical trials.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of, Protherics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 6 August 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director